

September 27, 2013

Via E-mail
Mr. Richard L. Carrión
Chairman of the Board and Chief Executive Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

     Re: **Popular, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2012
               Filed February 28, 2013
               Form 10-Q for Fiscal Quarter Ended June 30, 2013
               Filed August 9, 2013
               File No. 001-34084

Dear Mr. Carrión:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Risk Factors, page 27

Risks Relating to Our Business, page 32

1.   While we note that you have described the risks related to the credit ratings downgrades of the Government of Puerto Rico on page 32, you appear to have omitted a discussion of the 2012 credit ratings downgrades applicable to you. In future filings, please add a risk factor that discusses the impact of your recent credit ratings downgrades, including information regarding any increases in your costs of funding, collateral obligations triggered by the downgrades, or any other adverse effect on your business or results of operations.

<u>We and our subsidiaries, as well as EVERTEC, conduct business with financial…, page 38</u>

2.   Please tell us about any contacts with Cuba, Syria or Sudan since your letters to us dated March 31, 2011 and August 12, 2011. In this regard, we note disclosure that you and your subsidiaries conduct business with financial institutions and card payment networks in countries whose nationals, including some of your customers' customers, engage in transactions in countries that are the target of U.S. economic sanctions and embargoes, including Cuba. We note also disclosure in your Form 10-Q for the quarter ended June 30, 2013 that you submitted voluntary self-disclosure to OFAC regarding certain debit card transactions that originated from merchants in Cuba and were routed by your subsidiary Tarjetas y Transacciones en Red, TRANRED, C.A. As you know, Cuba, Syria and Sudan are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Syria or Sudan since your prior letters, whether through subsidiaries, affiliates or customers, including EVERTEC. Your response should describe any services, transactions or products you have provided to or received from Cuba, Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

3.   Please discuss the materiality of your contacts with Cuba, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria and Sudan.

4.   In future filings, please revise the last sentence of the first paragraph under this heading to specify the types of "countries or entities" to which you refer.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition…, page 2

Critical Accounting Policies, page 11

Loans and Allowance for Loan Losses, page 15

5.   We note that you have a determined cap related to your net charge-off trend factors and
        that, at times, this factor may replace your base historical loss rates. We also note your
        disclosure on page 32 of your Form 10-Q for the period ended June 30, 2013 that you
        removed this cap for commercial loans. Please revise your future filings to address the
        following and provide us with your proposed disclosures, where applicable:

        •   Clarify if you still use this cap when determining the appropriate amount of
                allowance for loan losses related to your consumer loan portfolio.

        •   Clarify whether you have used the trend adjustment factor to replace any of the
                base loss rates during the periods reported and, if so, clarify the portfolios for
                which the base loss rate has been replaced.

        •   Disclose the specific methodology or factors considered when determining the
                appropriate cap for your trend adjustment factors, particularly when you
                determine that these factors should replace your base historical loss rates.

        •   Discuss the factors considered when concluding that the use of a cap for your loan
                loss rates complies with GAAP and regulatory guidance, particularly in instances
                where the trend factor replaces your base loss rates.

        •   Discuss the procedures used to validate the appropriateness of your loss estimate
                when this cap has replaced your base loss rates

Definitive Proxy Statement on Schedule 14A

Other Relationships, Transactions and Events, page 26

6.   In future filings, please ensure that you disclose the names of the related persons
        discussed in this section, as required by Regulation S-K Item 404(a)(1). For example, we
        note you have omitted the names of Mr. Vizcarrondo's brother, Mr. Unanue's brother-in-
        law, and Mr. Carrión's brother-in-law and sister from your disclosure on page 29.
        Additionally, please also clarify in future filings whether the $250,000 line of credit
        extended to Mr. Vizcarrondo's brother was repaid, or is also in collection proceedings. If
        the latter, please disclose the amount outstanding. See Regulation S-K Item 404(a)(5).

Compensation Discussion and Analysis, page 44

Align compensation with stockholders, page 46

7.   We note your disclosure that you "will continue to consider [y]our stockholders'
        perspectives on an annual basis." Please provide draft disclosure in your next response,
        to be included in future filings, clarifying how your consideration of the shareholder
        advisory vote impacts compensation decisions and policies. See Regulation S-K Item
        402(b)(1)(vii). In this regard, we also note your response dated August 12, 2011 to our
        prior comment 30, in which you indicated you would disclose how the Committee
        considered the shareholder advisory vote in future proxy statements.

Role of the Compensation Committee, page 47

8.   Please provide draft disclosure to be included in future filings discussing the bases
        underlying the Compensation Committee's conclusions discussed in this section. For
        example:

        •   Clarify why "the Corporation's financial situation" resulted in no change to base
                pay amounts for named executive officers.

        •   Disclose any significant results of the self-evaluation relating to the Committee's
                structure, processes and overall performance.

        •   Explain how the Committee concluded "that the Corporation's incentive plans do
                not encourage unnecessary or excessive risk taking."

Long-Term Restricted Stock – 2012, page 51

9.   We refer to your response dated August 12, 2011 to prior comment 32, in which you
        indicated that "specific thresholds or targeted levels of achievement were generally not
        predetermined" and that the Compensation Committee "exercises discretion to determine
        awards in accordance with [your] performance-based policies and procedures." We note
        that your existing proxy disclosure refers to "incentive targets." For example, your
        disclosure on page 53 indicates that one factor considered in determining 2013 equity
        grant awards to Mr. Vázquez was BPNA's achievement of net income that "significantly
        exceeded target." Please note that you are required to disclose the specific items of
        corporate performance considered in making compensation decisions, such as any
        predetermined performance goal or target, as well as to identify the extent to which any
        discretion was exercised in awarding performance-based compensation. See Regulation
        S-K Item 402(b)(v)-(vi). Please provide draft disclosure to be included in future filings
        clarifying the extent to which the Compensation Committee uses performance goals or
        targets in determining executive compensation, including disclosure of the specific goals

or targets, as well as the extent to which the Committee exercises its discretion or subjectivity in determining these amounts.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Notes to Consolidated Financial Statements, page 9

Note 21 – Commitments and contingencies, page 78

Other Significant Proceedings, page 80

10.   Your disclosure indicates that you are no longer receiving regular reimbursements from the FDIC under your loss share agreement, beginning in June 2012. Please address the following and provide us with your proposed disclosure revisions, where applicable:

- Tell us in greater detail the reasons why the FDIC has refused reimbursement of expenses.

- Discuss the differences between your charge-off policies, which you state is in accordance with regulatory guidance on page 80 and the FDIC's preferred methodology, and clarify specifically what the terms of the FDIC loss sharing agreement require you to use.

- You disclose that the difference between the amounts reimbursable under your charge-off policies and the FDIC's preferred methodology totaled $102.6 million. Revise future filings to disclose the amount by which your total indemnification asset would be impaired if you were to continue to use the FDIC's preferred methodology for estimated future claims as well.

- Tell us in detail the methodology and assumptions used to determine the difference of $102.6 million disclosed in your financial statements.

- Clarify if you used the preferred methodology in the past. If not, tell us whether you will have to repay any amounts previously received from the FDIC as a result of switching to their preferred methodology and, if so, revise future filings to disclose this fact and quantify such amounts.

- Tell us in detail how you determined that this asset was not impaired, and tell us how you considered the timing of cash flows to be received under this agreement in your assessment. Please also tell us what the impact has been, if any, on your estimate of the related true-up payment.

- We note that the FDIC discontinued payment subsequent to June 2012 and that the amounts reported in your disclosure appear material to net income for the periods affected. Since the amount that the FDIC has refused to reimburse you for is material to your net income, tell us why you did not provide disclosure within your financial statements of the FDIC's refusal to reimburse you in your September 30, 2012 or March 31, 2013 Forms 10-Q or your December 31, 2012 10-K.

- In future filings, revise your disclosures on page 57 to disclose the weighted average life of the single family mortgage, consumer and commercial portfolios subject to the FDIC loss sharing agreement.

Note 19 – Other comprehensive loss, page 74

11.	Please revise your future filings to provide disclosure of the changes of the components of other comprehensive loss during the period. This disclosure should include reference to the beginning balance of each component, the various changes occurring during the reporting period and the ending balance. Refer to ASC 220-10-45-14A and 220-10-55-15-15A. Provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Dunn at (202) 551-3724 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Laura Crotty at (202) 551-3563 with any other questions.

Sincerely,

/s/ Laura Crotty for

Suzanne Hayes
Assistant Director